UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2003

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey   KT13 0TT, Great Britain

(Address of principal executive offices)

1. News Release December 16:  Greenland Exploration Update

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

 No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816

(Registrant)

Date: December 16, 2003:       /s/ Frederic Puistienne

                                                      Frederic Puistienne, C.F.O.

DATE: December 16th, 2003

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

 NEWS RELEASE

Greenland Exploration Update

LONDON, United Kingdom, DATE December 16th, 2003, Crew Development Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): Crew Development Corporation (Crew, “the Company”) is pleased to report the results of the season’s exploration campaign in Greenland. The company has started an intensive exploration campaign and drilling in its 1,065 sq km Nanortalik license area following the completion of mine planning activities in the Nalunaq deposit. In addition, the Company has commenced an aggressive development of its olivine deposit in West Greenland and completed more than 2,000 meters of systematic drilling during the season on this property.

LAKE 410

The initial work on the Nanortalik exploration license in South Greenland was encouraging and will result in a follow-up campaign to delineate and better define the new discoveries within the license area. Widely spaced drilling in the Lake-410 target covering an area of 900 x 300 meters demonstrated the presence of a mineralized structure in all four drill holes and with a similar geological setting and alteration patterns as found in the Nalunaq deposit, located only about 14 km further north.

The drilling returned significantly anomalous intercepts of 2.2 g/t over 2 meters in drill holes one and two, and 0.2 g/t and 0.3 g/t in drill holes three and four. These results are in line with sparse outcrop samples, but require follow up work. Similar results were encountered in the initial drilling of Nalunaq and it is management’s opinion that due to the substantial nugget effect of these deposits, the initial drilling results may not be representative of the potential average gold grade.  The widely spaced drilling demonstrated a potentially continuous structure of nearly 300,000 square meters and, with visually mineralized intervals of about 6 m width in the best intercept and an average of 3 meters, the structure is considered promising and will be subjected to further sampling and drilling.  Additional surface sampling to follow and extend the structure, which is open in all directions, with supplementary in-fill drilling is being planned for the coming season.

NIAQORNARSUK

In the Niaqornarsuk peninsula extensive prospecting has lead to the delineation of three highly prosperous areas, which warrant immediate follow up and further exploration work. 21 rock samples returned in-situ gold values between 1-7 g/t and the best grab samples assayed 33g/t to 56 g/t. More importantly; these samples were collected in narrow, elongated areas that align in NE-SW direction. One particularly interesting cluster occurs in the valley adjacent to the Nanisiaq gold occurrence, extending across the ridge to the southwest into the main Niaqornarsuk valley, where the two high-grade rock samples were collected. This structure is more than 5 km long and open ended, projecting into glacial overburden along strike. Other occurrences have similar strike length and are presented in sporadic outcrops along the slope and across the Niaqornarsuk glacial valley. The steep alpine terrain and the high amount of glacial debris complicate the exploration work, and represents a challenge in the identification of mineralized structures in the Niaqornarsuk area. The three areas identified to date, however, are quite accessible and a systematic follow up will be conducted in the coming field season.

SEQI

In the Seqi Olivine project, which was acquired in the spring of 2003, systematic drilling has been completed from 22 drill holes to a depth of 100 meters each, with a single hole to 133 meters. All holes ended in massive olivine and the drilling demonstrated that the deposit is substantially larger and of a better quality than previously assumed. The olivine deposit consist of more than 95% olivine with substantial parts more than 98%. The materials show very limited alteration and appears to be an exceptionally equigranular product. Geological mapping has outlined the surface expression of the deposit, which indicates a potential resource of one million tonnes per vertical meter. Assaying of more than 5 tonnes of material from 998 samples is currently being completed, which will form the basis for a full resource evaluation. Previous assay tests show that the deposit has a composition well within specifications for industrial olivine products. A 50-tonne bulk sample has been extracted and shipped to LKAB’s pelletizing facility in Northern Sweden for detailed test work.

A detailed land survey has been completed allowing for open pit planning as well as design of the necessary infrastructure, including a shipping facility. In November, a detailed marine survey and seabed mapping was completed and the data are currently being processed for the preparation of new nautical charts for the fjord. Environmental baseline data has been gathered showing that the water quality was good, with no parameters in excess of any threshold values, and that the deposit accordingly is considered environmentally passive.

The company is currently completing a scooping study on Seqi, including detailed plans for an early start of production. It is estimated that the deposit will supply about one million tonnes per year from an open pit mining operation, and the partners are scheduling the shipping of a substantial industrial bulk sample in the coming season subject to the authorities’ approval. The company is confident this project will provide significant benefits to the partners and the local community in a very short time.

No exploration work has been performed on Nalunaq in 2003 as focus has been placed on preparing the mine for production, completing permanent mining and mine site infrastructure, and on the shipping of ore to Spain by the end of 2003. An aggressive exploration campaign is planned in Nalunaq for 2004 including work on the extension on levels 350, 400 and 450, the valley sector and in particular the high grade zone from level 600 to 800.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact Investor Relations Manager Truls Birkeland at Crew's Oslo Office (TEL +47 2212 1650), or our UK Head Office  (TEL +44 1932 268 755), or by email to IR@crew.no .For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewdev.com